Exhibit 99.1

St. John's, NL - November 3, 2026

FORTIS INC. RELEASES THIRD QUARTER 2026 RESULTS, NEW FIVE-YEAR CAPITAL OUTLOOK AND 4% INCREASE IN FOURTH QUARTER DIVIDEND

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a diversified leader in the North American regulated electric and gas utility industry, released its third quarter results and 2027-2031 outlook.1

Highlights
•Third quarter net earnings of $474 million or $0.92 per common share, up from $0.81 per common share in 2025
•Adjusted net earnings per common share2 of $0.92, up from $0.87 per common share in the third quarter of 2025
•Capital expenditures2 of $4.2 billion through September; capital investment of $6.0 billion expected for 2026
•Released 2027-2031 capital plan of $32.2 billion, $3.4 billion higher than prior plan and supporting 7.5% rate base growth3
•Competitive project in Iowa totalling US$1.0 billion awarded to ITC, with US$0.5 billion reflected in the new five-year plan
•Environmental approval received for both the Tilbury LNG Storage Tank and Phase 2 LNG Expansion projects in British Columbia
•Recommended Opinion and Order issued with respect to TEP's rate application
•Increased fourth quarter common share dividend by 4% and extended annual dividend growth guidance of 4-6% through 2031

"During the third quarter, our utilities executed key capital investments while advancing strategic growth initiatives across our portfolio, including a competitive transmission project at ITC and the Tilbury 1B and Phase 2 LNG expansion projects at FortisBC," said David Hutchens, President and Chief Executive Officer, Fortis. "Today, we are introducing our new $32.2 billion five-year capital plan, the largest in Fortis history, which reflects the critical investments required to deliver safe, reliable and resilient energy service to our customers. With a strong pipeline of regulated investment opportunities and a proven track record of execution, we are well positioned to deliver sustained rate base growth and 4-6% annual dividend growth through 2031."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $474 million for the third quarter of 2026, or $0.92 per common share, an increase of $65 million, or $0.11 per common share compared to the third quarter of 2025. The disposition of FortisTCI in September 2025 resulted in the recognition of income taxes and closing costs of $32 million, or $0.06 per common share, in the third quarter of 2025. Excluding this impact, Net Earnings increased by $33 million quarter-over-quarter primarily due to rate base growth across our utilities. The increase was also due to higher earnings at UNS Energy, reflecting growth in retail electricity sales and the timing of operating costs, partially offset by costs associated with rate base growth not yet reflected in customer rates. The 2025 dispositions of FortisTCI and Fortis Belize and higher holding company finance costs also unfavourably impacted earnings growth for the quarter.

On a year-to-date basis, excluding the impact of income taxes and closing costs related to the 2025 disposition of FortisTCI discussed above, Net Earnings increased by $47 million, or $0.06 per common share. The increase was primarily driven by rate base growth across our utilities, as well as the timing of costs at Central Hudson. These impacts were partially offset by lower earnings at UNS Energy due to lower margin on wholesale sales and costs associated with rate base growth not yet reflected in customer rates, partially offset by higher retail electricity sales. The dispositions of FortisTCI and Fortis Belize in 2025, higher holding company finance costs, and a lower foreign exchange rate also moderated year-to-date earnings growth.

The change in earnings per common share for both the third quarter and year-to-date periods also reflected an increase in the weighted average number of common shares outstanding associated with the Corporation's dividend reinvestment and at-the-market ("ATM") equity plans.

On an adjusted earnings per common share basis, the 2025 dispositions had a $0.02 and $0.05 dilutive impact on third quarter and year-to-date results, respectively.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance. Refer to the Non-U.S. GAAP Reconciliation provided herein.
3    Reflects the five-year compound annual growth rate calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.

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Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") reflects the removal of items that management excludes in its key decision-making processes and evaluation of operating results. There were no adjustments to Net Earnings for the three and nine months ended September 30, 2026. For the three and nine months ended September 30, 2025, Net Earnings were favourably adjusted by $32 million related to the disposition of FortisTCI, as previously discussed.

2026 Capital Expenditures and New Five-Year Capital Plan
Capital expenditures for 2026 are expected to be approximately $6.0 billion, up from $5.6 billion previously anticipated for the year. The increase is largely driven by the acceleration of major capital projects, including tranche 1 Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP") investments at ITC, and the Tilbury Phase 1B project at FortisBC Energy.

The Corporation's new 2027-2031 capital plan totals $32.2 billion, $3.4 billion higher than the previous five-year plan. The increase is primarily driven by FERC-regulated transmission investments at ITC related to the MISO LRTP tranche 2.1 portfolio of projects, including a competitive project in Iowa awarded to ITC in October 2026, as well as ongoing investment in system reliability and interconnections. The increase also reflects continued development of the Tilbury site, including the Phase 1B expansion and the Liquefied Natural Gas ("LNG") Storage Tank projects at FortisBC Energy, as well as customer growth and reliability-related investments across the Corporation's utilities. The plan is low-risk and highly executable.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity is expected to be predominantly supported by the Corporation's dividend reinvestment plan. The Corporation advanced a portion of its equity funding requirements through the issuance of US$1.0 billion of junior subordinated notes and approximately $260 million of common shares through the ATM equity program in the third quarter of 2026. The Corporation intends to file a new short-form base shelf prospectus and re-establish the ATM equity program in early 2027 to provide funding flexibility.

Significant opportunities remain beyond the five-year plan, including incremental investments associated with MISO LRTP tranche 2.1 projects. ITC estimates a range of US$2.9 billion to US$3.4 billion in capital expenditures beyond the new five-year capital plan for MISO tranche 2.1 projects located in Michigan and Minnesota, where rights of first refusal are in effect, and for projects requiring system upgrades in Iowa which are not subject to a competitive bidding process. In addition, a competitive project in Iowa of US$1.0 billion was recently awarded to ITC, of which US$0.5 billion is included in the five-year plan.

In September 2026, FortisBC Energy received an Environmental Assessment Certificate from the Province of British Columbia and the Government of Canada for the Tilbury Phase 2 LNG Expansion which would provide up to 2.5 million tonnes per annum to serve emerging LNG markets, including marine fuelling. No capital has been included in our new five-year plan associated with the Phase 2 liquefaction expansion project, but investment opportunity of $2 billion to $4 billion exists, depending on market use and a final investment decision. The majority of this investment is expected beyond 2031.

UNS Energy is experiencing strong interest from new and existing customers associated with economic development activity, including opportunities related to data centers, mining, industrial development, electrification, and broader commercial and residential growth. These opportunities could drive additional investment in generation, transmission, and distribution infrastructure over time. Tucson Electric Power ("TEP") and UNS Electric filed new Integrated Resource Plans ("IRPs") in October 2026 that support customers' projected energy needs over the next 15 years while maintaining reliability and affordability. The base case IRPs reflect opportunity above the five-year plan of up to US$1.6 billion through 2031, subject to request for proposal processes. To evaluate the potential growth above the base case IRP, TEP included a high-load factor scenario in its IRP that assumes approximately 800 MW of additional generation and could require up to US$1.5 billion of incremental investment. These opportunities are not currently reflected in the Corporation's five-year capital plan but represent meaningful long-term growth potential for the business.

Regulatory Update
In October 2026, an Arizona Corporation Commission ("ACC") Administrative Law Judge issued a Recommended Opinion and Order with respect to TEP's general rate application, recommending an allowed rate of return on common equity of 9.65% and a 55.5% common equity component of capital structure. The order also included an annual formulaic rate adjustment mechanism with a range of +/‑ 50 basis points around the allowed ROE, the inclusion of post-test year adjustments, and the deferral of certain costs associated with owning and operating the Roadrunner Reserve II battery storage project for future recovery. The Recommended Opinion and Order proposes implementation of new rates by December 1, 2026. The rate application remains subject to ACC approval which is anticipated later this month.

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Fourth Quarter 2026 Dividends
The Board of Directors of Fortis has declared the following dividends payable on December 1, 2026 to the Shareholders of Record of the following Shares of the Corporation at the close of business on November 17, 2026:

•$0.3063 per share on the First Preference Shares, Series "F";
•$0.3826875 per share on the First Preference Shares, Series "G";
•$0.26144 per share on the First Preference Shares, Series "H";
•$0.23311 per share on the First Preference Shares, Series "I";
•$0.2969 per share on the First Preference Shares, Series "J";
•$0.3418125 per share on the First Preference Shares, Series "K";
•$0.3433125 per share on the First Preference Shares, Series "M"; and,
•$0.665 per share on the Common Shares.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $32.2 billion five-year capital plan is expected to increase midyear rate base from $45.3 billion in 2026 to $55.8 billion by 2029 and $63.9 billion by 2031, translating into three- and five-year compound annual growth rates of 7.7% and 7.5%, respectively. Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2031.

Above and beyond the five-year capital plan, growth opportunities include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, including transmission investments associated with the MISO LRTP and MISO transmission expansion plan; grid resiliency and climate adaptation investments; investments in renewable gas and LNG infrastructure in British Columbia; and energy infrastructure investments to support the acceleration of load growth across our jurisdictions.

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions)	2026	2025	Variance	2026	2025	Variance
Adjusted Net Earnings
Net Earnings	474	409	65	1,371	1,292	79
Adjusting item:
Disposition of FortisTCI[4]	—	32	(32)	—	32	(32)
Adjusted Net Earnings	474	441	33	1,371	1,324	47
Adjusted net earnings per share ($)	0.92	0.87	0.05	2.69	2.63	0.06

Capital Expenditures
Additions to property, plant and equipment	1,758	1,362	396	4,862	4,324	538
Additions to intangible assets	35	91	(56)	143	216	(73)
Adjusting item:
Eagle Mountain Pipeline Project[5]	(301)	(137)	(164)	(787)	(369)	(418)
Capital Expenditures	1,492	1,316	176	4,218	4,171	47

About Fortis
Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $82 billion as at September 30, 2026. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Cayman Islands.

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4    Reflects income taxes and closing costs associated with the disposition of FortisTCI.
5    Represents contributions in aid of construction received for the Eagle Mountain Pipeline project.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects, and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2026 and 2027-2031; forecast midyear rate base for 2026, 2029 and 2031, and forecast three- and five-year compound annual growth rates; annual dividend growth guidance through 2031; expected nature, timing, benefits and costs of certain major capital projects, including investments at ITC related to MISO LRTP tranche 2.1 projects and ongoing investment in system reliability and interconnections, continued development of the Tilbury 1B and Tilbury LNG Storage Tank Expansion projects at FortisBC Energy, and customer growth and reliability-related investments across the Corporation's utilities; expected sources of funding for the five-year capital plan, including the source of common equity proceeds; the Corporation's intention to re-establish its ATM Program in early 2027; expected nature, timing, benefits, and costs of additional investment opportunities, including further investments by ITC associated with MISO LRTP tranche 2.1 projects, investments at FortisBC Energy associated with the Tilbury Phase 2 LNG Expansion, investments at UNS Energy associated with additional energy demands, and investments associated with IRPs filed by TEP and UNS Electric; the Corporation's goal of achieving net zero direct greenhouse gas emissions by 2050; expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance; and the expected nature, timing and benefits of growth opportunities above and beyond the five-year capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, including transmission investments associated with the MISO LRTP and MISO transmission expansion plan, grid resiliency and climate adaptation investments, investments in renewable gas and LNG infrastructure in British Columbia, and energy infrastructure investments to support the acceleration of load growth.

Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's dividend reinvestment plan; reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; and the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast
A teleconference and webcast will be held on November 3, 2026 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's third quarter financial results and new five-year outlook.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until December 3, 2026. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 6446629#.

Additional Information
This news release should be read in conjunction with the Corporation's September 30, 2026 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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